Item 77C - SunAmerica Equity Funds - NSAR
On October 10, 2013, a Special Meeting of Shareholders was held to consider a proposal to approve an Agreement and Plan of Reorganization pursuant to which the SunAmerica Value Fund, a series of the Registrant
(the "Acquired Fund"), would transfer all of its assets to the SunAmerica Focused Alpha Large-Cap Fund, a series of SunAmerica Specialty Series
(the "Acquiring Fund"), in exchange solely for the assumption of the Acquired Fund's liabilities by the Acquiring Fund and Class A, Class C, and Class W shares of the Acquiring Fund, which shares will be distributed by the Acquired Fund to the holders of its shares in complete liquidation thereof. The proposal was approved and voting results of this Special Meeting were as follows:

FOR			AGAINST			ABSTAIN
2,606,576		847,235			252,783